[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 5, 2012

BY EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.

Registration Statement on Form S-1

File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), we have set forth below the information requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conference earlier today.

I.	Facts and circumstances

As disclosed in the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), the Company regularly updates its collections and collaborates with international industrial and fashion designers on limited edition product lines. In connection with one of these collaborations with designer Dror Benshetrit, Jerome Griffith, Chief Executive Officer, President and Director of the Company (the “CEO”), received a call from CNBC Business and provided a brief telephone interview on February 22, 2012.

On April 2, 2012, CNBC Business, an online and print magazine, published an article regarding the Company entitled “Packing a Punch.” The article was not prepared by or reviewed by the Company prior to publication.

John Reynolds

Securities and Exchange Commission

April 5, 2012

The following table sets forth facts relating to the article:

Date of article	April 2, 2012

When did the Company first become aware of the article?	April 3, 2012

When did the CEO give the interview?	February 22, 2012

To whom was the interview given?	Josh Sims, the author of the article

Duration of interview	Less than 15 minutes, according to the CEO’s recollection

What was the purpose of the interview?	The CEO believed that the purpose of the interview was to discuss the Company’s collaboration with Dror, one of the Company’s regular selective collaborations with designers for new collections

Was the interview consistent with the CEO’s and the Company’s past practice?	Yes. The CEO, on behalf of the Company, has conducted interviews frequently in the past in connection with the introduction of other new product lines and updates to product lines. The information the CEO provided was factual information about the Company and its business and was provided in the ordinary course of business

Was the timing, manner and form in which the CEO provided the information to the interviewer consistent in all material respects with similar past practices?	Yes

Has the Company spoken with CNBC in the past?	Yes. The Company has spoken to various media channels in the past, including CNBC

Is the CEO a person who has historically provided factual business information to the press?	Yes

John Reynolds

Securities and Exchange Commission

April 5, 2012

Is the Company an investment company registered under, or a business development company as defined in, the Investment Company Act of 1940?	No

Was any payment made or consideration given by or on behalf of the Company or other offering participant for the article or its dissemination?	No. The Company did not, and the underwriters in the proposed initial public offering (“IPO”) did not, pay for the article or its dissemination

Was the article prepared by the Company prior to publication?	No

Is CNBC affiliated or unaffiliated with the Company or any underwriter in the proposed IPO?	Unaffiliated

Did the CEO discuss the IPO during the interview?	No

Did the CEO provide any parameters to the interviewer before the interview?	The CEO states that he had been previously informed and was well aware of the “waiting period” communications restrictions during a proposed securities offering, such as the IPO. According to the CEO’s recollection, he told the interviewer, before starting and as a condition to giving the phone interview, that he would not speak about the IPO or any financial numbers

Did the CEO say all of the statements attributed to him in the article?	According to the CEO’s recollection, he did not say several of the statements attributed (or implied) to him in the article

Is a registration statement for the IPO on file?	Yes. The Company originally filed its registration statement on Form S-1 on December 13, 2011

John Reynolds

Securities and Exchange Commission

April 5, 2012

II.	Section 5 analysis

Rule 169 under the Securities Act of 1933, as amended (the “Securities Act”) exempts from the definition of “prospectus” and “offer” under Sections 2(a)(10) and 5(c) of the Securities Act certain factual business information (as defined in Rule 169) regularly released or disseminated by or on behalf of the Company, provided the conditions under Rule 169 are satisfied.1

The facts relating to the communication by the CEO to the interviewer in connection with the article satisfy all of the conditions of Rule 169:

1. The communication must be a regular release or dissemination by or on behalf of an issuer. The CEO regularly conducted interviews in the past in connection with the introduction of other new product lines.

2. The communication must contain factual business information only. The CEO only provided factual information about the Company and the Company’s business.

3. The communication must not contain information about the registered offering. Even though the author of the article cited the IPO, the CEO did not discuss the IPO. The CEO asserts that the following statement implied by the article to relate to the IPO (i.e., through the use by the article’s author of an editorial bracketed insertion) was taken out of context and improperly tied to the IPO: “The market conditions [for the flotation] are just right for us.”

4. The communication must not be released or disseminated as part of the offering activities in the registered offering. The CEO provided the interview in the ordinary course of business. As a condition to giving the phone interview, the CEO told the interviewer upfront that he would not speak about the IPO or any financial numbers.

5. The issuer has previously released or disseminated information of the type described in this section in the ordinary course of its business. Satisfied in accordance with discussion provided above.

6. The timing, manner, and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations. Satisfied in accordance with discussion provided above.

[1]

Rule 169(a) under the Securities Act provides: “For purposes of sections 2(a)(10) and 5(c) of the Act, the regular release or dissemination by or on behalf of an issuer of communications containing factual business information shall be deemed not to constitute an offer to sell or offer for sale of a security by an issuer which is the subject of an offering pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective, if the conditions of this section are satisfied.”

John Reynolds

Securities and Exchange Commission

April 5, 2012

7. The information is released or disseminated for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer’s securities, by the issuer’s employees or agents who historically have provided such information. The CEO, in the ordinary course of business, frequently has spoken to the press and provided information of the type given to the interviewer, especially during times of an introduction of a new product line.

8. The issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940. The Company is neither an investment company nor a business development company.

The safe harbor provided by Rule 169 covers the communication by the CEO to the author of the article. While the article itself and the information added by the author without the CEO’s or Company’s consent, and in direct violation of the CEO’s conditions to providing the interview, may not satisfy the conditions of Rule 169, the Company believes it will be disproportionately penalized if it is required to include the article in the Registration Statement or file the article as a free writing prospectus. Requiring the Company to include the article in the Registration Statement or file it as a free writing prospectus would chill the flow of factual, business information, which free flow of information is in the public’s interest, as the Company (and other companies) would likely further limit communications to the press if the Company (and other companies) were required to make filings as prospectuses due to actions by the media expressly in violation of the Company’s instructions and without the Company’s consent.

III.	Free writing prospectus analysis

As discussed in II above, the Company believes that the communication by the CEO to the author of the article is excluded from the definition of free writing prospectus because the safe harbor provided by Rule 169 under the Securities Act exempts that communication from being deemed a prospectus or an offer.

We want to emphasize that the IPO and financial results were not discussed during the interview, and were taken by the author, according to the Company’s belief, from the Registration Statement then on file or from other public sources. (The Company, however, notes that the article contains inaccuracies and does not know from where the author took such information.) The Company had no control over the editorial process and did not review the article prior to its publication. We respectfully submit that this article not be considered a media free writing prospectus.

If the SEC, however, requires the article to be deemed a free writing prospectus, the article would qualify as media free writing prospectus under Rule 433(f) under the Securities Act.

John Reynolds

Securities and Exchange Commission

April 5, 2012

As discussed above, no payment was made or consideration given by or on behalf of the Company or other offering participant for the article or its dissemination.

The Company, however, notes that the CEO did not provide, authorize of approve the editorial insertions, including information relating to the IPO, by the author in the article.

* * * * *

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Adam F. Turk, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP